FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) in 2014, made by the Registrant on January 10, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA DECREASES
BY 7.27% IN 2014

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in 2014.

According to the Company’s preliminary statistics, as of 31 December 2014, the Company’s total power generation of its power plants within China on consolidated basis amounted to 294.388 billion kWh, representing a decrease of 7.27% over the same period last year. Total electricity sold by the Company’s power plants within China amounted to 277.538 billion kWh, representing a decrease of 7.49% over the same period last year.

The main reasons for the decline of the Company’s power output are as follows: firstly, China’s economic growth slowed in 2014 and power consumption growth of the whole society declined continuously. Secondly, a number of ultra-high voltage west-to-east power transmission lines in China have commenced operation and occupied the power generation space of the thermal power generating units in the southeast coastal regions. The Company has been affected to a greater extent as thermal power generating units of the Company has a higher proportion in the southeast region. Thirdly, during the peak summer period, the temperature of most of the country has fallen to a greater extent as compared with the same period of last year and rainfall has increased substantially as compared with the same period of last year, thus resulting in low electricity demand. The above, coupled with a high base of the previous year, has resulted in a significant decline in power output as compared with the same period of last year. Fourthly, a large number of hydropower generating units in the southwest region have commenced production. The abundant inflow of water and extensive development of hydropower occupied the thermal power generation space of Yunnan province and also power was transmitted to the load centres in Shanghai, Zhejiang, Jiangsu and Guangdong. In addition, large nuclear power generating units have commenced operation successively in Liaoning and Fujian and it has an impact on the power output of the thermal power generating units in the above areas.

The power generation and electricity sold by each of the Company’s domestic power plants in 2014 are listed below (in billion kWh):

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change	Electricity sold in 2014	Electricity sold in 2013	Change
Liaoning Province
Dalian	6.423	6.132	4.74%	6.065	5.816	4.28%
Dandong	3.197	3.115	2.64%	3.039	2.965	2.50%
Yingkou	7.980	7.321	9.00%	7.483	6.853	9.19%
Yingkou Co-generation	3.043	3.329	-8.58%	2.848	3.117	-8.63%
Wafangdian Wind	0.099	0.111	-11.21%	0.097	0.109	-11.01%
Suzihe Hydropower	0.040	0.027	48.51%	0.039	0.026	50.00%
Changtu Wind Power	0.127	0.093	37.04%	0.127	0.092	38.04%

Inner Mongolia
Huade Wind Power	0.217	0.226	-4.14%	0.215	0.225	-4.44%

Hebei Province
Shang’an	12.836	13.633	-5.85%	12.028	12.817	-6.16%
Kangbao Wind Power	0.085	0.080	6.39%	0.080	0.075	6.67%

Gansu Province
Pingliang	9.129	10.144	-10.00%	8.703	9.682	-10.11%
Jiuquan Wind Power	0.838	0.887	-5.49%	0.803	0.877	-8.44%
Anbei Wind Power Third	0.039	–	–	0.020	–	–

Beijing
Beijing Cogeneration (Coal-fired)	4.456	4.686	-4.92%	3.931	4.135	-4.93%
Beijing Cogeneration (Combined Cycle)	4.051	3.980	1.79%	3.959	3.888	1.83%

Tianjin
Yangliuqin	6.572	6.851	-4.07%	6.118	6.385	-4.18%
Lingang Combined Cycle	0.126	–	–	0.000	–	–

Shanxi Province
Yushe	2.608	2.951	-11.62%	2.410	2.729	-11.69%
Zuoquan	5.999	6.682	-10.22%	5.642	6.273	-10.06%

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change	Electricity sold in 2014	Electricity sold in 2013	Change
Shandong Province
Dezhou	15.348	15.405	-0.37%	14.394	14.455	-0.42%
Jining	5.096	5.050	0.91%	4.742	4.691	1.09%
Xindian	3.303	3.254	1.49%	3.088	3.040	1.58%
Weihai	11.771	11.361	3.61%	11.216	10.827	3.59%
Rizhao Phase II	8.236	7.775	5.93%	7.819	7.371	6.08%
Zhanhua Co-generation	1.674	1.761	-4.93%	1.537	1.625	-5.42%

Henan Province
Qinbei	20.366	21.927	-7.12%	19.350	20.715	-6.59%

Jiangsu Province
Nantong	6.752	7.951	-15.08%	6.421	7.566	-15.13%
Nanjing	3.154	3.678	-14.24%	2.983	3.482	-14.33%
Taicang	11.174	11.445	-2.37%	10.625	10.884	-2.38%
Huaiyin	6.486	7.244	-10.47%	6.109	6.808	-10.27%
Jinling (Combined Cycle)	1.895	2.400	-21.03%	1.851	2.346	-21.10%
Jinling (Coal-fired)	11.567	12.811	-9.71%	11.045	12.218	-9.60%
Jinling Combined Cycle Co-generation	1.358	1.115	21.81%	1.336	1.051	27.12%
Qidong Wind Power	0.379	0.350	8.33%	0.373	0.343	8.75%
Rudong Wind Power	0.113	0.012	839.76%	0.110	0.011	900.00%

Shanghai
Shidongkou First	5.665	7.875	-28.06%	5.301	7.408	-28.44%
Shidongkou Second	5.190	6.708	-22.63%	4.962	6.430	-22.83%
Shanghai Combined Cycle	2.097	1.974	6.23%	2.048	1.928	6.22%
Shidongkou Power	6.018	7.603	-20.85%	5.725	7.243	-20.96%

Chongqing
Luohuang	10.862	14.278	-23.93%	10.024	13.205	-24.09%
Liangjiang Combined Cycle	0.246	–	–	0.000	–	–

Domestic Power Plant	Power generation in 2014	Power generation in 2013	Change	Electricity sold in 2014	Electricity sold in 2013	Change
Zhejiang Province
Yuhuan	21.771	24.819	-12.28%	20.780	23.627	-12.05%
Changxing	0.488	–	–	0.075	–	–
Tongxiang Combined Cycle	0.171	–	–	0.106	–	–
Si’an PV	0.000	–	–	0.000	–	–

Hubei Province
Enshi Maweigou Hydropower	0.042	0.045	-7.41%	0.039	0.043	-9.30%

Hunan Province
Yueyang	8.553	9.958	-14.10%	8.018	9.351	-14.26%
Xiangqi Hydropower	0.310	0.267	16.16%	0.304	0.262	16.03%
Subaoding Wind Power	0.020	–	–	0.004	–	–

Jiangxi Province
Jinggangshan	9.244	9.702	-4.72%	8.836	9.266	-4.64%
Jianggongling Wind Power	0.001	–	–	0.000	–	–

Fujian Province
Fuzhou	13.925	14.666	-5.05%	13.247	13.956	-5.08%

Guangdong Province
Shantou Coal-fired	5.200	5.614	-7.37%	4.924	5.317	-7.39%
Haimen	12.270	18.105	-32.20%	11.726	17.329	-32.33%
Haimen Power	6.152	–	–	5.958	–	–

Yunnan Province
Diandong Energy	5.953	7.527	-20.92%	5.479	6.952	-21.19%
Yuwang Energy	3.651	4.553	-19.82%	3.367	4.189	-19.62%
Wenbishan Wind Power	0.022	–	–	0.009	–	–
Total	294.388	317.481	-7.27%	277.538	300.003	-7.49%

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.8% in Singapore, representing an increase of 1.2 percentage points compared to the same period last year.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC

10 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  January 10, 2015